UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

The following is the text of an announcement released to the London Stock
Exchange by Royal Dutch Shell plc on December 24, 2013

NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY ("PDMRs") AND CONNECTED PERSONS
Notification relating to a transaction notified in accordance with: DR 3.1.4
R(1)(a)

Date of Notification: 23 December 2013
Today's Date: 24 December 2013
Name of Issuer: Royal Dutch Shell plc
Date of transaction: 23 December 2013

Name of Directors/PDMRs
See names listed below.

Nature of the transaction
Rollover of dividends into Royal Dutch Shell plc shares RDSA, RDSB and RDS.A (as given below) under the Long-Term Incentive Plan, Deferred Bonus Plan and
Restricted Share plan.

The values are as follows:

Peter Voser €271,316.07
Simon Henry £102,898.50
Matthias Bichsel €  72,318.94
Peter Rees £  48,143.67
Hugh Mitchell £  46,044.64
Marvin Odum $110,441.79
Andrew Brown £  28,371.41
Ben van Beurden €  32,600.01
John Abbott £  23,631.49

The number of shares is as follows:

Peter Voser 10557
Simon Henry   4548
Matthias Bichsel  2814
Peter Rees   2128
Hugh Mitchell   2035
Marvin Odum   1575
Andrew Brown   1254
Ben van Beurden   1268
John Abbott   1044

Classes of security
Royal Dutch Shell Class A - ordinary shares ("RDSA")
Royal Dutch Shell Class B - ordinary shares ("RDSB")
Royal Dutch Shell plc Class A - ADS ("RDS.A")

Note

Details of the Deferred Bonus Plan, Long Term Incentive Plan and Restricted
Share Plan can be found in the Royal Dutch Shell plc Annual Report and Form 20-F
for the year ended December 31, 2012 (www.shell.com/annualreport)

Mark Edwards
Deputy Company Secretary

ENQUIRIES:

MEDIA
International: +44 (0) 207 934 5550
USA: +1 713 241 4544

INVESTOR RELATIONS
International: + 31 (0) 70 377 4540
North America: +1 713 241 1042

...............................................................................

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397 and 333-171206).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 12/24/2013	By:	/s/ M Edwards
	Name:	M Edwards
	Title:	Deputy Company Secretary